Exhibit 1.1

[INFORMAL ENGLISH TRANSLATION]

The Companies Ordinance [New Version], 1985

Memorandum of Incorporation for a Company Limited by Shares

1.	Company name:	Itamar Medical Ltd.

	In English:	Itamar Medical Ltd.

2.	The Company was founded to achieve the following objectives:

A.	To develop, manufacture and market medical devices using computers and media of all types, software, hardware and peripheral equipment in general, and specifically medical applications. To purchase, sell, supply, import, export and distribute computer hardware, optical drives, printers and scanners, and to provide backup and computer data saving services. To invest in a high-tech laboratory for repairing and servicing computers, and to sell multimedia and compact discs.

B.	To engage in the field of communications, electronics, and computers, and to conduct any business related to commerce, services, industry, manufacturing, importation, and marketing in any field whatsoever.

C.	To manage service centers, stores, and workshops to repair computers and medical devices, to service medical devices, computers and hardware equipment, and to supply and sell computer literature and auxiliary products.

D.	To install communications equipment and networks, provide consulting services and systems analysis, monetary and brokerage transactions, and to carry out any activity related to the Company’s objectives, to engage in digital graphics, animation and imaging.

E.	To conduct any other or additional activity determined by the Company’s Board of Directors.

3.	The liability of the members is limited.

4.	Subject to the provisions of the law (as in effect from time to time) and the arrangements based on the Company’s Articles of Association (as updated from time to time), the Company is entitled to release its officers from liability toward it and to indemnify officers for liability that shall apply to them due to their position in the Company, as well as to insure its officers against liability to a third party and to the Company.

5.	The Company’s share capital shall be as stated in the Company’s Articles of Association.

6.	This memorandum may be changed by an ordinary resolution by the general meeting of Company shareholders based on a majority vote by the shareholders eligible to participate in the meeting, by participating in the meeting or by proxy.